PURCHASE AND SALE AGREEMENT

ELLIOT'S CROSSING APARTMENTS
Tempe, Arizona

BETWEEN

LBK, L.P.
AS SELLER

AND

AMERICA FIRST REAL ESTATE INVESTMENT PARTNERS, L.P.
AS PURCHASER

November 5, 2003

LIST OF EXHIBITS

TERM SHEET

PURCHASER:	America First Real Estate Investment Partners, L.P.
NOTICE ADDRESS:	101 East 52nd Street, 25th Floor New York, NY 10022 Attention: Joseph N. Grego Phone: (212) 935-8760 Fax: (212) 935-8765
With a copy to:	Kutak Rock LLP 1650 Farnam Street Omaha, NE 68102 Attention: J. Toger Swanson Phone: (402) 346-6000 Fax: (402) 346-1148
SELLER:	LBK, L.P.
NOTICE ADDRESS:	c/o Invesco Realty Advisors 500 Three Galleria Tower 13155 Noel Road Dallas, Texas 75240 Attention: Janice C. Cline Phone: (972) 715-7400 Fax: (972) 715-5810
With a copy to:	Beneke Krieg Company 8080 N. Central Expressway Suite 1580 Dallas, Texas 75206-1881 Attention: Ron Beneke Phone: (214) 891-7080 Fax: (214) 891-8122
PROPERTY:	Elliot's Crossing Apartments 7250 South Kyrene Road Tempe, Arizona 85283
PURCHASE PRICE:	$12,950,000.00
APPROVAL DATE:	Thirty (30) days after the Effective Date
CLOSING DATE:	December 17, 2003

PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (the "Agreement"), dated as of the 5th day of November, 2003 (the "Effective Date"), is made by and between LBK, L.P., a Delaware limited partnership ("Seller"), and AMERICA FIRST REAL ESTATE INVESTMENT PARTNERS, L.P., a Delaware limited partnership ("Purchaser").

RECITALS:

Seller desires to sell certain improved real property commonly known as ELLIOT'S CROSSING APARTMENTS located at 7250 South Kyrene Road, Tempe, Arizona 85283, along with certain related personal and intangible property, and Purchaser desires to purchase such real, personal and intangible property.

NOW, THEREFORE, in consideration of the foregoing, of the covenants, promises and undertakings set forth herein, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Purchaser agree as follows:

1.   THE PROPERTY.

1.1 Description.   Subject to the terms and conditions of this Agreement, and for the consideration herein set forth, Seller agrees to sell and transfer, and Purchaser agrees to purchase and acquire, all of Seller's right, title, and interest in and to the following (collectively, the "Property"):

1.1.1   Certain land (the "Land") located in Tempe, Maricopa County, Arizona, and more specifically described in Exhibit 1.1.1 attached hereto;

1.1.2   The buildings, parking areas, improvements, and fixtures now situated on the Land (the "Improvements");

1.1.3   All furniture, personal property, machinery, apparatus, and equipment owned by Seller and currently used in the operation, repair and maintenance of the Land and Improvements and situated thereon (collectively, the "Personal Property"), and generally described on Exhibit 1.1.3 attached hereto. The Personal Property to be conveyed is subject to depletions, replacements and additions in the ordinary course of Seller's business;

1.1.4   All easements, hereditaments, and appurtenances belonging to or inuring to the benefit of Seller and pertaining to the Land, if any;

1.1.5   Any street or road abutting the Land to the center lines thereof;

1.1.6   The leases or occupancy agreements, including those in effect on the date of this Agreement which are identified on the Schedule of Leases (herein so called) attached hereto as Exhibit 1.1.6, and any new leases entered into pursuant to Section 4.4, which as of the

Closing (as hereinafter defined) affect all or any portion of the Land or Improvements (the "Leases"), and any security deposits actually held by Seller with respect to any such Leases;

1.1.7 Subject to Section 3.3, all contracts and agreements relating to the operation or maintenance of the Land, Improvements or Personal Property the terms of which extend beyond midnight of the day preceding the Closing Date (as hereinafter defined); and

1.1.8 The name "Elliot's Crossing Apartments."

1.2 "As-Is" Purchase. The Property is being sold in an "AS IS, WHERE IS" condition and "WITH ALL FAULTS" as of the date of this Agreement and of Closing. Except as expressly set forth in this Agreement, no representations or warranties have been made or are made and no responsibility has been or is assumed by Seller or by any partner, officer, person, firm, agent, attorney or representative acting or purporting to act on behalf of Seller as to (i) the condition or state of repair of the Property; (ii) the compliance or non-compliance of the Property with any applicable laws, regulations or ordinances (including, without limitation, any applicable zoning, building or development codes); (iii) the value, expense of operation, or income potential of the Property; (iv) any other fact or condition which has or might affect the Property or the condition, state of repair, compliance, value, expense of operation or income potential of the Property or any portion thereof; or (v) whether the Property contains asbestos or harmful or toxic substances or pertaining to the extent, location or nature of same. The parties agree that all understandings and agreements heretofore made between them or their respective agents or representatives are merged in this Agreement and the Exhibits hereto annexed, which alone fully and completely express their agreement, and that this Agreement has been entered into after full investigation, or with the parties satisfied with the opportunity afforded for full investigation, neither party relying upon any statement or representation by the other unless such statement or representation is specifically embodied in this Agreement or the Exhibits annexed hereto.

Purchaser waives its right to recover from, and forever releases and discharges Seller, Seller's affiliates, Seller's investment advisor and manager, the partners, trustees, shareholders, directors, officers, attorneys, employees and agents of each of them, and their respective heirs, successors, personal representatives and assigns (collectively, the "Releasees") from any and all demands, claims (including, without limitation, causes of action in tort), legal or administrative proceedings, losses, liabilities, damages, penalties, fines, liens, judgments, costs or expenses whatsoever (including, without limitation, attorneys' fees and costs), whether direct or indirect, known or unknown, foreseen or unforeseen (collectively, "Claims"), that may arise on account of or in any way be connected with the Property, the physical condition thereof, or any law or regulation applicable thereto (including, without limitation, claims under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 U.S.C. Section 6901, et seq.), the Resources Conservation and Recovery Act of 1976 (42 U.S.C. Section 6901, et seq.), the Clean Water Act (33 U.S.C. Section 1251, et seq.), the Safe Drinking Water Act (49 U.S.C. Section 1801, et seq.), the Hazardous Transportation Act (42 U.S.C. Section 6901, et seq.), and the Toxic Substance Control Act (15 U.S.C. Section 2601, et seq.), which arise or occur on or after the Closing Date. Without limiting the foregoing, Purchaser, upon closing, shall be deemed to have waived, relinquished and released Seller and all other Releasees from any and all Claims, matters arising out of latent or patent defects or physical conditions, violations of applicable laws (including, without limitation, any environmental laws) and any and all other acts, omissions, events, circumstances or matters affecting the Property. As part of the provisions of this Section 1.2, but not as a limitation thereon, Purchaser hereby agrees, represents and warrants that the matters released herein are not limited to matters which are known or disclosed, and Purchaser hereby waives any and all rights and benefits which it now has, or in the future may have conferred upon it, by virtue of the provisions of federal, state or local law, rules and regulations. Purchaser agrees that should any cleanup, remediation or removal of hazardous substances or other environmental conditions on or about the Property be required after the date of Closing, such clean-up, removal or remediation shall not be the responsibility of Seller.

1.3 Agreement to Convey. Seller agrees to convey, and Purchaser agrees to accept, title to the Land and Improvements by Special Warranty Deed in the condition described in Section 3.4 and title to the Personal Property, by Bill of Sale, without warranty as to the title or the condition of such personalty.

2.   PRICE AND PAYMENT.

2.1 Purchase Price. The purchase price for the Property (the "Purchase Price") is TWELVE MILLION NINE HUNDRED FIFTY THOUSAND AND NO/100 DOLLARS ($12,950,000.00) U.S.

2.2 Payment. Payment of the Purchase Price is to be made in cash as follows:

2.2.1   Purchaser shall make an earnest money deposit with the Title Company of TWO HUNDRED THOUSAND AND NO/100 DOLLARS ($200,000.00) (the "Deposit") within two (2) business days of the execution of this Agreement.

2.2.2   The Deposit will be placed with and held in escrow by Republic Title of Texas, Inc., 1909 Woodall Rodgers Freeway, Suite 400, Dallas, Texas 75201, Attn: Shannon Gatlin, as agent for First American Title Insurance Company (the "Title Company"), in immediately available funds in an interest-bearing account at a mutually acceptable banking institution. Any interest earned by the Deposit shall be considered as part of the Deposit. Except as otherwise provided in this Agreement, the Deposit will be applied to the Purchase Price at Closing.

2.2.3   Prior to or contemporaneous with the execution hereof by Purchaser and Seller, Purchaser has paid to Seller ONE HUNDRED AND NO/100 DOLLARS ($100.00) (the "Independent Contract Consideration"), which amount Seller and Purchaser bargained for and agreed to as consideration for Seller's execution and delivery of this Agreement. The Independent Contract Consideration is non-refundable and in addition to any other payment or deposit required by this Agreement, and Seller shall retain the Independent Contract Consideration notwithstanding any other provision of this Agreement to the contrary.

2.2.4 The Purchase Price shall be payable in full at Closing by (i) the Purchaser accepting title to the Property subject to the non-delinquent unpaid principal balance at the Closing of the "Bonds", as hereinafter defined in this Section 2.2.4 (the "Closing Balance"), which Seller represents will equal $8,300,000.00, and (ii) the Purchaser paying in cash (the "Cash Balance") at the Closing the difference between (A) the Purchase Price, less (B) the sum of the Closing Balance plus the Deposit, which Cash Balance will be equal to $4,450,000.00. The Cash Balance shall be reduced by the amount of all interest which has accrued on the Deposit through the Closing, and further shall be subject to the prorations at the Closing pursuant to Section 6.3 below. When used in this Agreement, the term "Bond Documents and Encumbrances" shall mean those documents and agreements executed and outstanding in connection with the $8,300,000 The Industrial Development Authority of the City of Tempe, Arizona Variable Rate Demand Multifamily Housing Revenue Refunding Bonds (Elliot's Crossing Apartments Project) Series 1998 (herein, the "Bonds"), as listed on Exhibit 2.2.4 attached hereto. Not later than noon, central standard time, on the date of Closing, Purchaser shall deposit the Cash Balance with the Title Company, inclusive of the Deposit and subject to adjustment for prorations as provided herein, for disbursement to Seller on the Closing Date via wire transfer of immediately available funds.

2.2.5 Purchaser shall have until the Closing to obtain, and Purchaser shall use commercially reasonable due diligence efforts to obtain, at Purchaser's sole cost and expense, and deliver to Seller, any and all consents to the transfer contemplated hereby which may be required under the Bond Documents and Encumbrances (the "Bond Consents"), including without limitation, issuer, bond owner and trustee approvals, which shall include approval of a form of assignment and assumption agreement among the issuer, trustee, Seller and Purchaser substantially in the form of that document executed in connection with Seller's acquisition of the Property, or in such other form provided by the issuer and/or trustee as may be reasonably satisfactory to Seller and Purchaser. Purchaser shall promptly apply for and diligently pursue the Bond Consents. Purchaser shall furnish the issuer and the trustee such information as they may reasonably request. If, despite Purchaser's good faith efforts, Purchaser is unable to obtain the Bond Consents by the Closing Date, the Closing Date shall be extended only for so long as is reasonably necessary to obtain the Bond Consents, but in no event later than January 16, 2004; and, provided, however, that during such extension period, Purchaser shall continue to exercise commercially reasonable due diligence efforts to obtain the Bond Consents, as required by this Section 2.2.5. Purchaser shall bear all costs and expenses in connection with obtaining the Bond Consents (herein collectively, the "Bond Costs"), including without limitation, issuer and trustee fees (including the attorneys fees of such parties), bond counsel fees, assumption fees and all other costs and expenses of whatsoever nature directly or indirectly relating thereto, excluding only Seller's attorneys fees. Seller shall reasonably cooperate with Purchaser, at no cost or expense to Seller, with respect to Purchaser's obtaining the Bond Consents. Should Purchaser fail to deliver the Bond Consents to Seller, in form reasonably acceptable to Seller, by the Closing, then this Agreement shall terminate, the Deposit shall be returned to Purchaser and neither party shall have any further liability to the other party hereunder except for the Surviving Obligations. At Closing, Purchaser shall (i) execute such documents as may be required by bond counsel, the issuer and/or bond trustee to reflect Purchaser's assumption of liability under the

Bond Documents and Encumbrances (the "Bond Assumption Documents"), (ii) deliver to the issuer and bond trustee such legal opinions and other items as such parties may require as a condition to granting their consent to the transaction contemplated hereby, and (iii) provide Seller with evidence reasonably satisfactory to Seller that Seller has been absolutely and unconditionally released from any and all liability under the Bond Documents and Encumbrances accruing or arising from and after Closing.

2.3 Closing. Payment of the Purchase Price, assumption of the Bond Documents and Encumbrances, delivery of the Bonds and the closing hereunder (the "Closing") will take place pursuant to an escrow closing on or before December 17, 2003 (provided Purchaser does not terminate this Agreement prior to such date) (the "Closing Date"); subject, however, to extension as provided in Section 2.2.5 above. The Closing will take place at the offices of the Title Company at 10:00 a.m. local Dallas time or at such other time and place as may be agreed upon in writing by Seller and Purchaser. Closing shall occur through an escrow with the Title Company. Funds shall be deposited into and held by the Title Company in a closing escrow account with a bank satisfactory to Purchaser and Seller. Upon satisfaction or completion of all closing conditions and deliveries, the parties shall direct the Title Company to immediately record and deliver the closing documents to the appropriate parties and make disbursements according to the closing statements executed by Seller and Purchaser.

3.   INSPECTIONS AND APPROVALS.

3.1 Inspections.

3.1.1 Commencing on the Effective Date through the Approval Date, Seller agrees to allow Purchaser and Purchaser's engineers, architects, employees, agents and representatives ("Purchaser's Agents") reasonable access, during normal business hours, to the Property and to the records, if any, maintained for Seller by Seller's property management company during normal business hours. Such access shall be solely for the purposes of (i) reviewing Leases and contracts and any records relating thereto; (ii) reviewing records relating to operating expenses; (iii) inspecting the physical condition of the Property and conducting non-intrusive physical or environmental inspections of the Property; and (iv) reviewing the Bond Documents and Encumbrances and Seller's compliance therewith. Purchaser shall not take any air samplings in connection with its inspections of the Property, nor shall Purchaser conduct or allow any physically intrusive testing of, on or under the Property without first obtaining Seller's written consent as to the timing and scope of work to be performed and entering into an access agreement in form and substance satisfactory to Seller. Purchaser's breach of the foregoing prohibition shall entitle Seller, at its option, immediately and without the notice or cure period provided in Section 11.6 hereof, to declare this Agreement to be terminated and to retain the Deposit as liquidated damages

3.1.2 Purchaser agrees that, in making any non-intrusive physical or environmental inspections of the Property, Purchaser and all of Purchaser's Agents entering onto the Property shall carry not less than Two Million Dollars ($2,000,000) comprehensive general liability insurance insuring all activity and conduct of Purchaser and such representatives while exercising such right of access and naming Seller, Invesco Realty Advisors, INVESCO Institutional (N.A.), Inc., Beneke Companies, Inc., LBK Services, Inc. and LBK Management Services Limited Partnership (herein, "Manager"), as additional insureds. Purchaser represents and warrants that it carries not less than Two Million Dollars ($2,000,000) commercial general liability insurance with contractual liability endorsement which insures Purchaser's indemnity obligations hereunder, and will provide Seller with written evidence of same prior to entry on the Property.

      3.1.3   Purchaser agrees that in exercising its right of access hereunder, Purchaser will use and will cause Purchaser's Agents to use their best efforts not to interfere with the activity of tenants or any persons occupying or providing service at the Property. Purchaser shall, at least forty-eight (48) hours prior to inspection, give Seller written notice of its intention to conduct any inspections, so that Seller shall have an opportunity to have a representative present during any such inspection, and Seller expressly reserves the right to have such a representative present, including, but not limited to, any discussion with any tenants. Purchaser agrees to cooperate with any reasonable request by Seller in connection with the timing of any such inspection. Purchaser agrees (which agreement shall survive Closing or termination of this Agreement) to provide Seller with a copy of any and all information, materials and data that Purchaser and/or Purchaser's Agents discover, obtain or generate in connection with or resulting from its inspection of the Property and work under Section 3.1 hereof, including, but not limited to, any written work product pertaining to those items set forth in Section 3.1.4(a) below

      3.1.4   Unless Seller specifically and expressly otherwise agrees in writing, Purchaser agrees that (a) the results of all inspections, analyses, studies and similar reports relating to the Property prepared by or for Purchaser utilizing any information acquired in whole or in part through the exercise of Purchaser's inspection rights; and (b) all information (the "Proprietary Information") regarding the Property of whatsoever nature made available to Purchaser by Seller or Seller's agents or representatives is confidential and shall not be disclosed to any other person except those assisting Purchaser with the transaction, or Purchaser's lender, if any, and then only upon Purchaser making such persons aware of the confidentiality restriction and procuring such persons' agreement to be bound thereby. Purchaser agrees not to use or allow to be used any such information for any purpose other than to determine whether to proceed with the contemplated purchase, or if same is consummated, in connection with the operation of the Property post-Closing. Further, if the purchase and sale contemplated hereby fails to close for any reason whatsoever, Purchaser agrees to return to Seller, or cause to be returned to Seller, all Proprietary Information. Notwithstanding any other term of this Agreement, the provisions of this Section 3.1.4 shall survive Closing or the termination of this Agreement.

      3.1.5   Purchaser shall, at its sole cost and expense, promptly restore any physical damage or alteration of the physical condition of the Property which results from any inspections conducted by or on behalf of Purchaser. All inspections shall be conducted at Purchaser's sole cost and expense and in strict accordance with all requirements of applicable law.

      3.1.6   Except as specifically set forth herein, Seller makes no representations or warranties as to the truth, accuracy, completeness, methodology of preparation or otherwise concerning any engineering or environmental reports or any other materials, data or other information supplied to Purchaser in connection with Purchaser's inspection of the Property (e.g., that such materials are complete, accurate or the final version thereof, or that such materials are all of such materials as are in Seller's possession). It is the parties' express understanding and agreement that any materials which Purchaser is allowed to review are provided only for Purchaser's convenience in making its own examination and determination prior to the Approval Date as to whether it wishes to purchase the Property, and, in doing so, Purchaser shall rely exclusively on its own independent investigation and evaluation of every aspect of the Property and not on any materials supplied by Seller. Purchaser expressly disclaims any intent to rely on any such materials provided to it by Seller in connection with its inspection and agrees that it shall rely solely on its own independently developed or verified information.

3.1.7 PURCHASER AGREES (WHICH AGREEMENT SHALL SURVIVE CLOSING OR TERMINATION OF THIS AGREEMENT) TO INDEMNIFY, DEFEND, AND HOLD SELLER, INVESCO REALTY ADVISORS, INVESCO INSTITUTIONAL (N.A.), INC. BENEKE COMPANIES, INC., LBK SERVICES, INC. AND MANAGER FREE AND HARMLESS FROM ANY LOSS, INJURY, DAMAGE, CLAIM, LIEN, COST OR EXPENSE, INCLUDING ATTORNEYS' FEES AND COSTS, ARISING OUT OF A BREACH OF THE FOREGOING AGREEMENTS BY PURCHASER IN CONNECTION WITH THE INSPECTION OF THE PROPERTY, OR OTHERWISE FROM THE EXERCISE BY PURCHASER OR PURCHASER'S AGENTS OF THE RIGHT OF ACCESS UNDER SECTION 3.1 (COLLECTIVELY, "PURCHASER'S INDEMNITY OBLIGATIONS"). THIS SECTION 3.1.7 SHALL SURVIVE CLOSING OR THE TERMINATION OF THIS AGREEMENT.

3.1.8 Purchaser shall keep the Property free from any liens arising out of any work performed, materials furnished or obligations incurred by or on behalf of Purchaser or Purchaser's Agents with respect to any inspection or testing of the Property. If any such lien at any time shall be filed, Purchaser shall cause the same to be discharged of record within ten (10) days thereafter by satisfying the same or, if Purchaser, in its discretion and in good faith determines that such lien should be contested, by recording a bond. Failure by Purchaser to discharge such lien shall be a material breach of this Agreement and shall entitle Seller, at its option, immediately and without the notice or cure period provided in Section 11.6 hereof, to declare this Agreement to be terminated and to retain the Deposit as liquidated damages.

3.1.9 Purchaser understands that any financial statements and data, including, without limitation, gross rental income, operating expenses and cash flow statements, which may be made available by Seller to Purchaser, will be unaudited financial statements and data not prepared or reviewed by independent public accountants, and that Seller makes no representation as to the accuracy or completeness thereof. Notwithstanding the foregoing terms of this Section 3.1.9, Purchaser acknowledges receipt from Seller of the financial information concerning the Property listed in Paragraphs 2 through 4 of Exhibit 3.1.10 attached hereto, which has been certified as being true and correct in all material respects by Manager, in Manager's individual capacity and not as agent for or otherwise on behalf of Seller or any partner of Seller.

3.1.10 Purchaser acknowledges that, on or prior to the date hereof, Seller has provided Purchaser with those due diligence items listed on Exhibit 3.1.10 attached hereto.

3.2 Title and Survey. Prior to or contemporaneously with execution of this Agreement, Seller has caused to be delivered to Purchaser a commitment for title insurance on the Land, together with copies of all items shown as exceptions to title therein, issued by the Title Company and identified as Commitment File No. NCS-50960-4335 dated effective September 23, 2003, a copy of which is attached hereto as Exhibit 3.2 (the "Title Commitment"), a copy of Seller's existing survey of the Land (the "Survey"), and copies of the Certificates of Occupancy (the "COs") in Seller's possession for each of the residential or other occupied buildings within the Property. Purchaser shall have until seven days after receipt of both the Title Commitment and the Survey (the "Title Notice Date") to provide written notice to Seller of any matters shown by the Title Commitment or Survey which are not satisfactory to Purchaser, which notice (the "Title Notice") must specify the reason such matter(s) are not satisfactory and the curative steps necessary to remove the objections stated in the Title Notice. Purchaser shall have until December 3, 2003, to obtain, at Purchaser's sole expense, an update to the Survey, certified to Purchaser and certified to a current date (the "Updated Survey"). If the Updated Survey reveals any material matter not shown on the Survey which is not satisfactory to Purchaser, Purchaser shall deliver notice (the "Survey Notice") to Seller within five (5) days of receipt of the Updated Survey which shall specify the objection (the objections stated in the Title Notice and the Survey Notice are herein collectively called the "Title Objections"). The parties shall then have until a date five (5) days prior to Closing Date (the "Cure Date") to make such arrangements or take such steps as they shall mutually agree to satisfy the Title Objections; provided, however, that Seller shall have no obligation whatsoever to expend or agree to expend any funds, to undertake or agree to undertake any obligations or otherwise to cure or agree to cure any Title Objections, and Seller shall not be deemed to have any obligation to cure unless Seller expressly undertakes such an obligation by a written notice to or written agreement with Purchaser given or entered into on or prior to the Closing Date and which recites that it is in response to a Title Notice and/or a Survey Notice. Purchaser's sole right with respect to any Title Objection shall be to elect on or before the Cure Date to terminate this Agreement (other than continuing obligations under Sections 3.1.4 and 3.1.7 that survive the Closing or termination of this Agreement) (herein called the "Surviving Obligations") and to receive a refund of the Deposit. All matters shown on the Title Commitment and/or Survey and Updated Survey with respect to which Purchaser fails to give a Title Notice on or before the last date for so doing, or with respect to which a timely Title Notice is given but Seller fails to undertake an express obligation to cure as provided above, shall be deemed to be approved by Purchaser and a "Permitted Encumbrance" as provided in Section 3.4 hereof, subject, however, to Purchaser's termination right provided in Section 3.5 hereof.

3.3 Contracts. On or before the Approval Date, Purchaser shall notify Seller in writing if Purchaser elects not to assume at Closing any of the service, maintenance, supply or other contracts relating to the operation of the Property which are identified on Exhibit 3.3 attached hereto. If Purchaser does not exercise its right to terminate this Agreement on or before the Approval Date, Seller shall give notice of termination of such disapproved contract(s) on or before the Closing Date; provided, if by the terms of the disapproved contract Seller has no right to terminate same on or prior to Closing, or if any fee or other compensation is due thereunder as a result of such termination, Purchaser shall be required at Closing to assume all obligations thereunder until the effective date of the termination and to assume the obligation to pay or to reimburse Seller for the payment of the termination charge.

3.4 Permitted Encumbrances. Unless Purchaser terminates this Agreement pursuant to Sections 3.2 or 3.5 hereof following its opportunity fully to inspect the Property, the state of title thereto and all other matters relating to the Property, including its feasibility for Purchaser's intended use and its suitability as an investment, Purchaser shall be deemed to have approved and to have agreed to purchase the Property subject to the following:

      3.4.1   All exceptions to title shown in the Title Commitment or matters shown on the Survey and Updated Survey which Purchaser has approved or is deemed to have approved pursuant to Section 3.2 hereof;

      3.4.2   All contracts and leases which Purchaser has approved or is deemed to have approved pursuant to Sections 3.3, 4.3 and 4.4 hereof;

      3.4.3   The lien of non-delinquent real and personal property taxes and assessments;

      3.4.4   Rights of parties in possession not shown by the public records;

      3.4.5   Discrepancies, conflicts in boundary lines, shortages in area, encroachments, and any state of facts which an inspection of the premises would disclose and which are not shown by the public records;

      3.4.6   Easements or claims of easements not shown by the public records; and

      3.4.7   Rights of vendors and holders of security interests on personal property installed upon the Property by tenants and rights of tenants to remove trade fixtures at the expiration of the term of the leases of tenants; and

      3.4.8   All matters relating to the Bonds and the Bond Documents and Encumbrances.

All of the foregoing are referred to herein collectively as "Permitted Encumbrances."

3.5 Purchaser's Right to Terminate. If, as a result of its various investigations, Purchaser determines, for any reason or no reason, that the Property is not a suitable investment for its purposes, Purchaser shall have the right by giving Seller written notice (the "Termination Notice") on or before the thirtieth (30th) day following the Effective Date (the "Approval Date") to terminate its obligation to purchase the Property. If the Termination Notice is timely given, Seller shall direct the Title Company to promptly return the Deposit to Purchaser and neither party shall have any further liability hereunder except for the Surviving Obligations. If the

Termination Notice is not timely given, Purchaser shall have no further right to terminate this Agreement except as provided under Section 5.4 or Section 10.2 hereof.

3.6 Delivery of Title Policy at Closing. As a condition to Purchaser's obligation to close, the Title Company shall deliver to Purchaser at Closing an ALTA Owner's Policy of Title Insurance (the "Title Policy") issued by the Title Company as of the date and time of the recording of the Deed, in the amount of the Purchase Price, insuring Purchaser as owner of indefeasible fee simple title to the Property, and subject only to the Permitted Exceptions. Seller shall execute at Closing an affidavit in such form as the Title Company shall reasonably require for the issuance of the Title Policy (but not additional matters required for any endorsements required by Purchaser). The Title Policy may be delivered after the Closing if at the Closing the Title Company issues a currently effective, duly-executed "marked-up" Title Commitment and irrevocably commits in writing to issue the Title Policy in the form of the "marked-up" Title Commitment promptly after the Closing Date.

4. SELLER'S COVENANTS FOR PERIOD PRIOR TO CLOSING.

Until Closing, Seller or Seller's agent shall:

4.1 Insurance. Keep the Property insured under its current policies against fire and other hazards covered by extended coverage endorsement and commercial general liability insurance against claims for bodily injury, death and property damage occurring in, on or about the Property.

4.2 Operation. Operate and maintain the Property substantially in accordance with Seller's past practices with respect to the Property, normal wear and tear excepted, provided that in the event of any loss or damage to the Property as described in Section 7, Seller shall have an obligation to Purchaser to repair the Property only if Seller so elects and then shall be obligated only to the extent of available insurance proceeds.

4.3 New Contracts. Enter into only those third-party contracts which are necessary to carry out its obligations under Section 4.2 and which shall be cancelable on thirty (30) days written notice or which shall be terminated at or prior to Closing. If Seller enters into any such contract, it shall promptly provide written notice thereof to Purchaser and unless Purchaser, within three (3) days thereafter, notifies Seller in writing of its intention to not assume such contract, it shall be treated as a contract approved by Purchaser under Section 3.3 hereof.

4.4 New Leases. Seller may continue to execute new leases or amend, terminate or accept the surrender of any existing tenancies or approve any subleases without the prior consent of Purchaser in accordance with Seller's past practices.

4.5 Listing and Other Offers. From and after the Approval Date until the earlier of a default by Purchaser which remains uncured or the termination of this Agreement or December 17, 2004, Seller will not solicit or make or accept any offers to sell the Property or enter into any contracts or agreements regarding any disposition of the Property.

4.6 Bond Obligations. Seller shall perform all of Seller's obligations under the Bond Documents and Encumbrances required to be performed on or before the Closing Date, and shall cooperate with Purchaser in obtaining any consents required by the Bond Documents and Encumbrances for transactions described herein, as described in Section 2.2.5 above.

5.   REPRESENTATIONS AND WARRANTIES; CONDITIONS.

5.1 By Seller. Seller represents and warrants to Purchaser as follows:

5.1.1   Seller is a limited partnership duly organized and validly existing under the laws of the State of Delaware, is authorized to do business in the State of Arizona, has duly authorized the execution and performance of this Agreement, and such execution and performance will not violate any material term of its organizational or governing documents.

5.1.2   To the best of Seller's knowledge, performance of this Agreement will not result in any breach of, or constitute any default under, or result in the imposition of any lien or encumbrance upon the Property under, any agreement to which Seller is a party.

5.1.3   To the best of Seller's knowledge, there is no existing or pending litigation with respect to the Property nor have any such actions, suits, proceedings or claims been threatened or asserted, which could have an adverse effect on the Property or Seller's ability to consummate the transactions contemplated hereby;

5.1.4   To the best of Seller's knowledge, Seller has not received any written notice of violation of any governmental requirements (including environmental laws) on the Property, which has not been remedied;

5.1.5   To the best of Seller's knowledge, Seller has not received, with respect to the Property, written notice from any governmental authority regarding any change to the zoning classification, any condemnation proceedings or proceedings to widen or realign any street or highway adjacent to the Property.

5.1.6   To the best of Seller's knowledge, the list of Service Contracts to be delivered to Purchaser pursuant to this Agreement will be true, correct and complete as of the date of delivery.

5.1.7   Seller is not a "foreign person" within the meaning of Sections 1445 and 7701 the Internal Revenue Code of 1986, as amended (hereinafter, the "Code").

5.1.8   To the best of Seller's knowledge, except for those tenants in possession of the Real Property under written leases for space in the Real Property, as shown in the schedule of Leases attached hereto as Exhibit 1.1.6, there are no parties in possession of, or claiming any possession to, any portion of the Land and Improvements.

5.1.9   To the best of Seller's knowledge, (i) Seller has not received any written notice of default by Seller under any of the Bond Documents and Encumbrances, which has not been remedied and (ii) Seller has complied with all of Seller's obligations under the "Deed Restrictions" (as defined on Exhibit 2.2.4 hereto).

5.1.10 The operating statement delivered to Purchaser pursuant to Section 3.1.9 above has been received by Seller in the ordinary course of business, and has been relied upon by Seller in its ownership and operation of the Property.

5.2 By Purchaser. Purchaser represents and warrants to Seller as follows:

5.2.1 Purchaser is a limited partnership, duly organized, validly existing and in good standing under the laws of the State of Delaware, will be authorized to do business in the State of Arizona at or prior to Closing, has duly authorized the execution and performance of this Agreement, and such execution and performance will not violate any material term of its organizational documents.

5.2.2 Purchaser is acting as principal in this transaction with authority to close the transaction; provided Purchaser may assign this Agreement with ten (10) days prior written notice to Seller to a wholly owned subsidiary of Purchaser.

5.2.3 No petition in bankruptcy (voluntary or otherwise), assignment for the benefit of creditors, or petition seeking reorganization or arrangement or other action under federal or state bankruptcy laws is pending against or contemplated by Purchaser.

5.2.4 Purchaser acknowledges that, by the Closing Date, Purchaser will have had sufficient opportunity to inspect the Property fully and completely at its expense in order to ascertain to its satisfaction the extent to which the Property complies with applicable zoning, building, environmental, health and safety and all other laws, codes and regulations.

5.2.5 Purchaser acknowledges that, by the Closing Date, Purchaser will have had sufficient opportunity to review the Leases, contracts, expenses and other matters relating to the Property in order to determine, based upon its own investigations, inspections, tests and studies, whether to purchase the Property and to assume Seller's obligations under the Leases, contracts and otherwise with respect to the Property.

5.2.6 Unless otherwise disclosed to Seller in writing, neither Purchaser nor any affiliate of or principal in Purchaser is other than a citizen of, or partnership, corporation or other form of legal person domesticated in, the United States of America.

5.2.7 Purchaser will not use the assets of an employee benefit plan as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 ("ERISA") and covered under Title I, Part 4 of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended, in the performance or discharge of its obligations hereunder, including the acquisition of the Property. Purchaser shall not assign its interest hereunder to any person or entity which does not expressly make this covenant and warranty for the benefit of Seller.

5.3 <u>Mutual</u>. Each of Seller and Purchaser represents to the other that it has had no dealings, negotiations, or consultations with any broker, representative, employee, agent or other intermediary in connection with the Agreement or the sale of the Property, except for C.B. Richard Ellis and/or Moran and Company, who will be paid by Seller. Seller and Purchaser agree that each will indemnify, defend and hold the other free and harmless from the claims of any other broker(s), representative(s), employee(s), agent(s) or other intermediary(ies) claiming to have represented Seller or Purchaser, respectively, or otherwise to be entitled to compensation in connection with this Agreement or in connection with the sale of the Property. The terms and provisions of this paragraph shall survive Closing hereunder.

5.4 <u>Condition to Closing</u>. It shall be a condition to Purchaser's obligation to close hereunder that Seller cause the Bonds to be delivered at Closing to Purchaser's designee, for a purchase price, payable in cash at Closing, equal to Eight Million Three Hundred Thousand and no/100 Dollars ($8,300,000.00), plus all interest then accrued but unpaid on the Bonds; failing which, Purchaser, as its sole and exclusive right and remedy, shall be entitled to terminate this Agreement, whereupon the Deposit shall be returned to Purchaser, and both parties shall be relieved of and released from any further liability hereunder except for the Surviving Obligations. Purchaser shall pay any and all fees, costs and expenses of whatsoever nature relating to the purchase of the Bonds, including without limitation, issuer and trustee fees, legal fees and any costs relating to the re-registration of the Bonds (herein, the "<u>Bond Costs</u>"), except any fees or expenses of Seller's counsel incurred in connection therewith, and regardless of whether or not the condition described in this Section 5.4 is satisfied.

6.   COSTS AND PRORATIONS.

6.1 <u>Purchaser's Costs</u>. Purchaser shall pay the following costs of closing this transaction:

6.1.1   The fees and disbursements of its counsel, inspecting architect and engineer and any other consultants engaged by Purchaser, if any;

6.1.2   The cost of the basic premium for the Owner's Policy of Title Insurance and any extended coverage or special endorsements to the Owner's Title Policy, including any additional premium charge(s) for endorsements and/or deletion(s) of exception items and any cancellation charge(s) imposed by any title company in the event a title insurance policy is not issued, unless caused by willful default of Seller hereunder;

6.1.3   Any and all recording fees and mortgage and intangible taxes;

6.1.4   One-half of any and all escrow fees;

6.1.5   All Bond Costs;

6.1.6   Any and all costs relating to the Updated Survey;

6.1.7   The cost of all real estate transfer, stamp or documentary taxes; and

6.1.8 Any other expense(s) incurred by Purchaser or its representative(s) in inspecting or evaluating the Property or closing this transaction.

6.2 Seller's Costs. Seller shall pay the following costs of closing this transaction:

6.2.1 The fees and disbursements of Seller's counsel; and

6.2.2 One-half of any and all escrow fees.

6.3 Prorations. The following items shall be prorated at Closing in the following manner: (a) Rents and any other amounts actually collected from tenants and other persons using or occupying the Property shall be prorated as of the Closing Date; (b) personal property taxes, installment payments of special assessment liens, sewer charges, utility charges (utility charges shall be prorated based on the last reading of meters prior to Closing performed at Seller's request, if possible) and normally prorated operating expenses actually billed or paid shall be prorated as of the Closing Date; (c) amounts owed by Seller or paid under the contracts described in Section 3.3 hereof shall be prorated as of the Closing Date; (d) leasing commissions and finder's fees shall be paid in full for each lease entered into prior to the Closing; and (e) debt service payments owing on the Bonds on April 1, 2004 shall be prorated at Closing, with Seller being responsible for interest for the period through the day before Closing,; provided that within sixty (60) days after the Closing, Purchaser and Seller will make a further adjustment for such rents, taxes or charges which may have accrued or been incurred prior to the Closing Date, but not billed or paid at that date. All prorations shall be made on a 365-day calendar year basis, based on the actual number of days in the applicable month, except for proration of interest on the Bonds and on the interest payable under the promissory note described on Exhibit 2.2.4 hereto, which proration shall be made based upon a 360 day year comprised of twelve (12) thirty (30) day months.

6.4 Taxes. General real estate taxes and special assessments relating to the Property payable during the year in which Closing occurs shall be prorated as of the Closing Date. If Closing shall occur before the actual taxes and special assessments payable during such year are known, the apportionment of taxes shall be upon the basis of taxes for the Property payable during the immediately preceding year, provided that, if the taxes and special assessments payable during the year in which Closing occurs are thereafter determined to be more or less than the taxes payable during the preceding year (after any appeal of the assessed valuation thereof is concluded), Seller and Purchaser promptly (but no later than December 31, 2004, except in the case of an ongoing tax protest) shall adjust the proration of such taxes and special assessments, and Seller or Purchaser, as the case may be, shall pay to the other any amount required as a result of such adjustment and this covenant shall not merge with the deed delivered hereunder but shall survive the Closing.

6.5 In General. Any other costs or charges of closing this transaction not specifically mentioned in this Agreement shall be paid and adjusted in accordance with local custom in Maricopa County, Arizona.

6.6 <u>Purpose and Intent</u>. Except as expressly provided herein, the purpose and intent as to the provisions of prorations and apportionments set forth in this <u>Section 6</u> and elsewhere in this Agreement is that Seller shall bear all expenses of ownership and operation of the Property and shall receive all income therefrom accruing through midnight at the end of the day preceding the Closing Date and Purchaser shall bear all such expenses and receive all such income accruing thereafter.

7. DAMAGE, DESTRUCTION OR CONDEMNATION.

7.1 <u>Material Event</u>. If, prior to Closing, the number of parking spaces on the Property are reduced by fifteen percent (15%) or more, the buildings are damaged and the cost of repair exceeds $350,000.00 (as determined by Seller and its contractors in consultation with Purchaser) or all access to the Property is rendered completely unusable, or is destroyed or taken under power of eminent domain and the cost or repair exceeds $350,000 (as determined by Seller and its contractors in consultation with Purchaser) (a "<u>Material Event</u>"), Purchaser may elect to terminate this Agreement by giving written notice of its election to Seller within seven (7) days after receiving notice of such destruction or taking. If Purchaser does not give such written notice within such seven (7) day period, this transaction shall be consummated on the date and at the Purchase Price provided for in <u>Section 2</u>, and Seller will assign to Purchaser the physical damage proceeds of any insurance policy(ies) payable to Seller, or Seller's portion of any condemnation award, in both cases, up to the amount of the Purchase Price, and, if an insured casualty, pay to Purchaser the amount of any deductible but not to exceed the amount of the loss.

7.2 <u>Immaterial Event</u>. If, prior to Closing, the Property is subject to a casualty or a condemnation event that is not a Material Event, Purchaser shall close this transaction on the date and at the Purchase Price agreed upon in <u>Section 2</u>, and Seller will assign to Purchaser the physical damage proceeds of any insurance policies payable to Seller, or Seller's rights to any portion of any condemnation award, in both cases, up to the amount of the Purchase Price and, if an insured casualty, pay to Purchaser the amount of any deductible but not to exceed the amount of the loss.

7.3 <u>Termination and Return of Deposit</u>. If Purchaser elects to terminate this Agreement pursuant to this <u>Section 7</u>, and if Purchaser is not, on the date of such election, in default under the Agreement, Seller shall promptly direct the Title Company to return the Deposit to Purchaser, and neither party shall have any further liability hereunder except for the Surviving Obligations.

8. NOTICES.

Any notice required or permitted to be given hereunder shall be deemed to be given when hand delivered or one (1) business day after pickup by Emery Air Freight, Airborne, Federal Express, or similar overnight express service, or by facsimile (only as provided below) in either case addressed to the parties at their respective addresses referenced below:

If to Seller:

LBK, L.P.
c/o Invesco Realty Advisors
500 Three Galleria Tower
13155 Noel Road
Dallas, Texas 75240
Attention: Janice C. Cline
Telephone: (972) 715-7400
Fax: (972) 715-5816

With copies to:

Beneke/Krieg Company
8080 N. Central Expressway, Suite 1580
Dallas, Texas 75206
Attention: Ron Beneke
Telephone: (214) 891-7080
Fax: (214) 891-8122

Charles Mersky, Esq.
Mastrogiovanni Schorsch & Mersky, P.C.
2001 Bryan Street, Suite 1250
Dallas, Texas 75201
Telephone: (214) 922-8800
Fax: (214) 922-8801

Stanford Management Corporation
2770 Sand Hill Road
Menlo Park, California 94025
Attention: Larry Owen
Telephone: (650) 926-0209
Fax: (650) 854-9268

If to Purchaser:

America First Real Estate Investment Partners, L.P.
101 East 52nd Street, 25th Floor
New York, NY 10022
Attention: Joseph Grego
Telephone: (212) 935-8760
Fax: (212) 935-8765

With a copy to:

Kutak Rock LLP
1650 Farnam Street
Omaha, NE 68102
Attention: J. Toger Swanson
Telephone: (402) 346-6000
Fax: (402) 346-1148

or in each case to such other address as either party may from time to time designate by giving notice in writing to the other party. Except for facsimile notices between 9:00 a.m. and 5:00 p.m. Dallas time on a business day that are followed up by an overnight courier delivery, telephone and facsimile numbers are for informational purposes only. Effective notice will be deemed given only as provided above.

9. CLOSING AND ESCROW.

9.1 Escrow Instructions. Upon execution of this Agreement, the parties shall deliver an executed counterpart of this Agreement to the Title Company to serve as the instructions to the Title Company as the escrow holder for consummation of the transaction contemplated herein. Seller and Purchaser agree to execute such additional and supplementary escrow instructions as may be appropriate to enable the Title Company to comply with the terms of this Agreement; provided, however that in the event of any conflict between the provisions of this Agreement and any supplementary escrow instructions, the terms of the Agreement shall prevail.

9.2 Seller's Deliveries. Seller shall deliver either at the Closing or by making available at the Property, as appropriate, the following original documents, each executed and, if required, acknowledged:

9.2.1 A Special Warranty Deed to the Property, in the form attached hereto as Exhibit 9.2.1, subject to the matters set out in Section 3.4 and other matters subsequently approved by Purchaser or Purchaser's counsel.

9.2.2 A Bill of Sale in the form attached hereto as Exhibit 9.2.2 conveying the Personal Property.

9.2.3 (i) The Leases described in Section 1.1.6 which are still in effect as of Closing and any new leases entered into pursuant to Section 4.4; (ii) a current listing of any tenant security deposits and prepaid rents held by Seller with respect to the Property; and (iii) an assignment of such leases, deposits, and prepaid rents by way of an Assignment and Assumption of Leases, in the form attached hereto as Exhibit 9.2.3.

9.2.4 (i) Copies of all contracts relating to the Property which Purchaser has elected to assume or which are not terminable by Seller on or before the Closing Date; and (ii) an assignment of such contracts to Purchaser by way of an Assignment and Assumption of Contracts, in the form attached hereto as Exhibit 9.2.4.

9.2.5 The Bond Assumption Documents.

9.2.6 All books and records at the Property held by or for the account of Seller, including, without limitation, plans and specifications, as available.

9.2.7 An affidavit pursuant to the Foreign Investment and Real Property Tax Act in the form attached hereto as Exhibit 9.2.6.

9.2.8 A letter notifying tenants of the conveyance of the Property in the form attached hereto as Exhibit 9.2.7.

9.2.9 A certificate stating Seller's representations and warranties, as of the Closing Date.

9.2.10 An affidavit and certificate as to parties in possession and debts and liens in a form reasonably required by the Title Company and acceptable to Seller.

9.3 Purchaser's Deliveries. At the Closing, Purchaser shall (i) pay Seller the Purchase Price; and (ii) execute the agreements referred to in Sections 9.2.3(iii), 9.2.4(ii), 9.2.5 and 9.2.8 and the ERISA certificate attached hereto as Exhibit 9.3.

9.4 Possession. Purchaser shall be entitled to possession of the Property upon conclusion of the Closing.

9.5 Insurance. Seller shall terminate its policies of insurance as of 11:59 p.m. on the Closing Date, and Purchaser shall be responsible for obtaining its own insurance thereafter.

9.6 Notice Letters. Subsequent to Closing, Seller shall provide to Purchaser copies of form letters to contractors and utility companies serving the Property, advising them of the sale of the Property to Purchaser and directing to Purchaser all bills for the services provided to the Property on and after the Closing Date. Seller shall be entitled to the return of any deposit(s) posted by it with any utility company.

9.7 Post-Closing Collections. Purchaser shall use its best efforts during the five (5) month period immediately following Closing to collect and promptly remit to Seller rents or other amounts due Seller for the period prior to Closing. Purchaser shall apply such rents or other amounts received, first for the account of Purchaser for amounts currently due to Purchaser; second, to Seller for any and all amounts due to Seller for periods prior to Closing; and the balance to be retained by Purchaser. If Purchaser uses its best efforts to collect past-due amounts owed to Seller for the first five (5) months after Closing but is unsuccessful, Seller shall have the right to collect delinquent rents for five (5) months thereafter, but in no event shall Seller have the right to evict any tenant or terminate any tenant's lease. This Section 9.7 shall survive the Closing.

10. DEFAULT; FAILURE OF CONDITION.

10.1 Purchaser Default. If Purchaser shall become in breach of or default under this Agreement and the breach or default continues beyond the expiration of the cure period, if any, provided in Section 11.6 hereof, the Deposit shall be retained by Seller as liquidated damages, and both parties shall be relieved of and released from any further liability hereunder except for the Surviving Obligations. Seller and Purchaser agree that the Deposit is a fair and reasonable amount to be retained by Seller as agreed and liquidated damages in light of Seller's removal of the Property from the market and the costs incurred by Seller and shall not constitute a penalty or a forfeiture.

10.2   Seller Default.   If Seller shall refuse or fail to convey the Property as herein provided for any reason other than (a) a default by Purchaser and the expiration of the cure period, if any, provided under Section 11.6 hereof, (b) the existence of a Pending Default (as defined in and contemplated by Section 11.6), or (c) any other provision of this Agreement which permits Seller to terminate this Agreement or otherwise relieves Seller of the obligation to convey the Property, Purchaser shall elect as its sole and exclusive remedy hereunder either to (i) terminate the Agreement and recover the Deposit; or (ii) enforce Seller's obligations to convey the Property by filing suit within thirty (30) days of Seller's default, provided that no such action in specific performance shall seek to require Seller to do any of the following: (1) change the condition of the Property or restore the same after any fire or other casualty; (2) subject to Section 10.3, below, expend money or post a bond to remove a title encumbrance or defect or correct any matter shown on a survey of the Property; or (3) secure any permit, approval, or consent with respect to the Property or Seller's conveyance of the Property. Purchaser waives any right to receive damages as a result of Seller's default.

10.3   Failure of Condition.   If, prior to Closing, Seller discloses to Purchaser or Purchaser discovers that (i) title to the Property is subject to defects, limitations or encumbrances other than Permitted Encumbrances; or (ii) any representation or warranty of Seller contained in this Agreement is or, as of the Closing Date, will be untrue, then Purchaser shall promptly give Seller written notice of its objection thereto. In such event, Seller may elect to postpone the Closing to a date not later than December 18, 2003 and attempt to cure such objection, provided that Purchaser may not object to the state of title of the Property on the basis of matters set out in Section 3.4 above. The parties acknowledge and agree that Seller shall have no obligation to cure any objection within (i) or (ii) above. If Purchaser fails to waive any such objection within ten (10) days after notice from Seller that Seller will not cure the objection, this Agreement will terminate automatically and Seller shall promptly direct the Title Company to return the Deposit to Purchaser, provided that Purchaser shall not be in default hereunder, and neither party shall have any liability to the other except for the Surviving Obligations. For the purposes of this Agreement, any title defect, limitation or encumbrance other than a Permitted Encumbrance shall be deemed cured if the title company or another title company reasonably acceptable to Purchaser and authorized to do business in Arizona will agree to issue an ALTA owner's title insurance policy to Purchaser for the Purchase Price, which policy takes no exception for such defect, limitation or encumbrance and is issued for no additional premium or for an additional premium if Seller agrees to pay such additional premium upon Closing.

11.   MISCELLANEOUS.

11.1   Entire Agreement.   This Agreement, together with the Exhibits attached hereto, all of which are incorporated by reference, is the entire agreement between the parties with respect to the subject matter hereof, and no alteration, modification or interpretation hereof shall be binding unless in writing and signed by both parties.

11.2   Severability.   If any provision of this Agreement or application to any party or circumstances shall be determined by any court of competent jurisdiction to be invalid and unenforceable to any extent, the remainder of this Agreement or the application of such provision to such person or circumstances, other than those as to which it is so determined invalid or unenforceable, shall not be affected thereby, and each provision hereof shall be valid and shall be enforced to the fullest extent permitted by law.

11.3   Applicable Law.   THIS AGREEMENT SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF ARIZONA.

11.4   Assignability.   Except for an assignment to a wholly owned subsidiary of Purchaser with seven days prior written notice to Seller, Purchaser may not assign this Agreement, in whole or in part, without first obtaining Seller's written consent. Any assignment in contravention of this provision shall be void. No assignment shall release the Purchaser herein named from any obligation or liability under this Agreement. Any assignee shall be deemed to have made any and all representations and warranties made by Purchaser hereunder, as if the assignee were the original signatory hereto. If Purchaser requests Seller's written consent to any assignment, Purchaser shall (1) notify Seller in writing of the proposed assignment; (2) provide Seller with the name and address of the proposed assignee; (3) provide Seller with financial information including financial statements of the proposed assignee; and (4) provide Seller with a copy of the proposed assignment.

11.5   Successors Bound.   This Agreement shall be binding upon and inure to the benefit of Purchaser and Seller and their respective successors and permitted assigns.

11.6   Breach.   Should either party be in breach of or default under or otherwise fail to comply with any of the terms of this Agreement, except as otherwise provided in this Agreement, the complying party shall have the option to cancel this Agreement upon ten (10) days written notice to the other party of the alleged breach, default or failure by such other party to cure such breach within such ten (10) day period. The non-defaulting party shall promptly notify the defaulting party in writing of any such alleged breach, default or failure upon obtaining knowledge thereof. The Closing Date shall be extended to the extent necessary to afford the defaulting party the full ten-day period within which to cure such breach, default or failure; provided, however, that the failure or refusal by a party to perform on the scheduled Closing Date (except in respect of a Pending Default by the other party) shall be deemed to be an immediate default without the necessity of notice; and provided further, that if the Closing Date shall have been once extended as a result of default by a party, such party shall be not be entitled to any further notice or cure rights with respect to that or any other default. For purposes of this Section 11.6, a "Pending Default" shall be a default for which (i) written notice was given by the non-defaulting party, and (ii) the cure period extends beyond the scheduled Closing Date.

11.7   No Public Disclosure.   Purchaser shall make no public disclosure of the terms of this transaction, either before or after Closing, without the prior written consent of Seller, except that Purchaser may discuss the transaction in confidence with proposed joint venturers or prospective mortgagees and as necessary to obtain the Bond Consents.

11.8   Captions. The captions in this Agreement are inserted only as a matter of convenience and for reference and in no way define, limit or describe the scope of this Agreement or the scope or content of any of its provisions.

11.9   Attorneys' Fees. In the event of any litigation arising out of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees and costs.

11.10   No Partnership. Nothing contained in this Agreement shall be construed to create a partnership or joint venture between the parties or their successors in interest.

11.11   Time of Essence. Time is of the essence in this Agreement.

11.12   Counterparts. This Agreement may be executed and delivered in any number of counterparts, each of which so executed and delivered shall be deemed to be an original and all of which shall constitute one and the same instrument.

11.13   Recordation. Purchaser and Seller agree not to record this Agreement or any memorandum hereof.

11.14   Proper Execution. The submission by Seller to Purchaser of this Agreement in unsigned form shall be deemed to be a submission solely for Purchaser's consideration and not for acceptance and execution. Such submission shall have no binding force and effect, shall not constitute an option, and shall not confer any rights upon Purchaser or impose any obligations upon Seller irrespective of any reliance thereon, change of position or partial performance. The submission by Seller of this Agreement for execution by Purchaser and the actual execution and delivery thereof by Purchaser to Seller shall similarly have no binding force and effect on Seller unless and until Seller shall have executed this Agreement and the Deposit shall have been received by the Title Company and a counterpart thereof shall have been delivered to Purchaser.

11.15   Tax Protest. If, as a result of any tax protest or otherwise, any refund is paid or reduction of any real property or other tax or assessment is made available relating to the Property with respect to any period for which, under the terms of this Agreement, Seller is responsible, Seller shall be entitled to receive or retain such refund or the benefit of such reduction, less the equitable prorated costs of collection.

11.16   Survival and Limitation of Representations and Warranties; Seller's Knowledge. The representations and warranties set forth in this Agreement are made as of the date of this Agreement and are remade as of the Closing Date and Section 5.1 shall survive the Closing but written notification of any claim arising therefrom must be received by Seller within seven (7) months of the Closing Date or such claim shall be forever barred and Seller shall have no liability with respect thereto. The aggregate liability of Seller for breach of any representations and warranties set forth in this Agreement shall not exceed $100,000; and recovery of actual damages up to that amount is Purchaser's sole and exclusive remedy for any such breach; provided, however, Seller shall have no liability to Purchaser for matters disclosed by Seller or discovered by Purchaser prior to Closing. For matters disclosed or discovered prior to Closing,

Purchaser's sole rights and remedies shall be as set forth in Section 10.3. Whenever a representation or warranty is made in this Agreement on the basis of the best knowledge of Seller, such representation and warranty is made with the exclusion of any facts otherwise known or disclosed to Purchaser, and is made solely on the basis of the then current actual knowledge, without inquiry or investigation, of (i) Janice C. Cline, the asset manager with Invesco Realty Advisors (a division of INVESCO Institutional (N.A.), Inc.) (Seller's investment advisor), (ii) James D. Alexander, a representative of Manager, and (iii) David Hartwick, a representative of Beneke/Krieg Company.

11.17 Time to Execute and Deliver. This Agreement shall be void if one fully executed original is not received by Seller on or before 5:00 p.m. C.S.T. on November 7, 2003.

11.18 No Processing. Without Seller's prior written consent, until the Closing, Purchaser shall not make any application to any governmental agency for any permit, approval, license or other entitlement for the Property or the use or development thereof, or have any communications with any governmental agency or official relating to the condition (environmental or otherwise) of the Property, except as necessary to obtain the Bond Consents.

11.19 Calculation of Time Periods. Unless otherwise specified, in computing any period of time described herein, the day of the act or event after which the designated period of time begins to run is not to be included and the last day of the period so computed is to be included at, unless such last day is a Saturday, Sunday or legal holiday for national banks in the location where the Property is located, in which event the period shall run until the end of the next day which is neither a Saturday, Sunday, or legal holiday. The last day of any period of time described herein shall be deemed to end at 5:00 p.m. Dallas, Texas time.

11.20 Section 1031 Exchange. Either party may consummate the purchase or sale (as applicable) of the Property as part of a so-called like kind exchange (an "Exchange") pursuant to § 1031 of the Code, provided that: (a) the Closing shall not be delayed or affected by reason of the Exchange nor shall the consummation or accomplishment of an Exchange be a condition precedent or condition subsequent to the exchanging party's obligations under this Agreement, (b) the exchanging party shall effect its Exchange through an assignment of this Agreement, or its rights under this Agreement, to a qualified intermediary, (c) neither party shall be required to take an assignment of the purchase agreement for the relinquished or replacement property or be required to acquire or hold title to any real property for purposes of consummating an Exchange desired by the other party; and (d) the exchanging party shall pay any additional costs that would not otherwise have been incurred by the non-exchanging party had the exchanging party not consummated the transaction through an Exchange. Neither party shall by this Agreement or acquiescence to an Exchange desired by the other party have its rights under this Agreement affected or diminished in any manner or be responsible for compliance with or be deemed to have warranted to the exchanging party that its Exchange in fact complies with § 1031 of the Code.

11.21 <u>Limitation of Liability</u>. Purchaser hereby acknowledges and agrees that in no event shall any limited partner of Seller ever be liable to Purchaser as a result of a breach of this Agreement, and Purchaser agrees to look solely to Seller or the general partner of Seller for satisfaction of any claim, loss or damage, even if Seller is hereafter dissolved.

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IN WITNESS WHEREOF, Purchaser and Seller have executed this Agreement on the date set forth below, effective as of the date set forth above.

SELLER:

LBK, L.P., a Delaware limited partnership

By: BENEKE COMPANIES, INC., a Texas corporation, its authorized agent

Date: November ____, 2003

By:______________________________
Name: Ron Beneke
Title: President

PURCHASER:

AMERICA FIRST REAL ESTATE INVESTMENT PARTNERS, L.P.,
a Delaware limited partnership

By: America First Capital Source I, L.L.C., a Delaware limited liability company, its General Partner

By: America First Companies, L.L.C., its Sole Member

Date: November 5, 2003

By: [signature]
Name: Mark A. Hiatt
Title: Vice President

An original, fully executed copy of this Agreement, together with the Deposit, has been received by the Title Company this __________ day of November, 2003, and by execution hereof the Title Company hereby covenants and agrees to be bound by the terms of this Agreement.

Republic Title of Texas, Inc.

By: ______________________________
Name:______________________________
Title:______________________________



IN WITNESS WHEREOF, Purchaser and Seller have executed this Agreement on the date set forth below, effective as of the date set forth above.

SELLER:

LBK, L.P., a Delaware limited partnership

By: BENEKE COMPANIES, INC., a Texas corporation, its authorized agent

Date: November 5, 2003

By: ______________________
Name: Ron Beneke
Title: President

PURCHASER:

AMERICA FIRST REAL ESTATE PARTNERS, L.P., a Delaware limited partnership

By: America First Capital Source I, L.L.C., a Delaware limited liability company, its General Partner

By: America First Companies, L.L.C., its Sole Member

Date: November ___, 2003

By: ______________________
Name: ______________________
Title: ______________________

An original, fully executed copy of this Agreement, together with the Deposit, has been received by the Title Company this 7th day of November, 2003, and by execution hereof the Title Company hereby covenants and agrees to be bound by the terms of this Agreement.

Republic Title of Texas, Inc.

By: Shannon Gatlin
Name: Shannon Gatlin
Title: Escrow Officer

C:\MyFiles\BENEKE\LBK Portfolio Sale\Elliot's Crossing Sale\contract of sale.v4.doc

FIRST AMENDMENT TO
PURCHASE AND SALE AGREEMENT

THIS FIRST AMENDMENT TO PURCHASE AND SALE AGREEMENT (this "*First Amendment*") is made and entered into by and between LBK, L.P., a Delaware limited partnership ("Seller"), and AMERICA FIRST REAL ESTATE INVESTMENT PARTNERS, L.P., a Delaware limited partnership ("Purchaser").

Recitals:

A. Seller and Purchaser heretofore entered into that certain Purchase and Sale Agreement dated as of November 5, 2003 (the "*Agreement*"), for the sale and purchase of an apartment complex situated in Tempe, Arizona, commonly known as "Elliot's Crossing Apartments"; and

B. The parties hereto desire to amend the Agreement in certain respects, all as more particularly set forth below.

Agreement:

In consideration of the mutual benefits and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Section 2.1 of the Agreement is hereby modified to provide that the Purchase Price for the Property shall be the sum of TWELVE MILLION EIGHT HUNDRED FIFTY THOUSAND AND NO/100 DOLLARS ($12,850,000.00). In this regard, all references in the Agreement to the Purchase Price, including the reference in the Term Sheet forming a part thereof, are hereby modified to provide that the Purchase Price shall be the sum of TWELVE MILLION EIGHT HUNDRED FIFTY THOUSAND AND NO/100 DOLLARS ($12,850,000.00).

2. Section 2.2.4(ii)(B) of the Agreement is hereby modified by deleting the sum "$4,450,000.00" which appears therein, and substituting therefor the sum "$4,350,000.00".

3. Purchaser hereby acknowledges and agrees that all Title Objections heretofore made by Purchaser have either been cured to Purchaser's satisfaction, or waived by Purchaser; and, in this regard, Purchaser further acknowledges and agrees that Purchaser shall have no further right to terminate the Agreement pursuant to the terms of Section 3.2 of the Agreement.

4. Except as otherwise defined herein, all defined terms used herein shall have the same meaning ascribed to them in the Agreement.

5. The Agreement, as modified hereby, is hereby ratified and confirmed in all respects, and shall remain in full force and effect in accordance with its terms.

6. This Amendment may be executed by facsimile copies and in multiple counterparts, and when joined together, shall constitute one original.

EXECUTED to be effective as of the 4th day of December, 2003.

SELLER: LBK, L.P., a Delaware limited partnership

                             By: BENEKE COMPANIES, INC., a Texas corporation,
                                  its
                                  authorized agent

                                  By: _____
                                  Name: Ron Beneke
                                  Title: President

PURCHASER: AMERICA FIRST REAL ESTATE PARTNERS, L.P.,
                             a Delaware limited partnership

                             By: America First Capital Source I, L.L.C., a Delaware
                                  limited liability company, its General Partner

                                  By: America First Companies, L.L.C., its
                                       Sole Member

                                       By: _____
                                       Name: _____
                                       Title: _____

C:\MyFiles\BENEKE\LBK Portfolio Sale\Elliot's Crossing Sale\first amend contract of sale.vl.doc

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EXECUTED to be effective as of the 4th day of December, 2003.

SELLER: LBK, L.P., a Delaware limited partnership

By: BENEKE COMPANIES, INC., a Texas corporation,
    its
    authorized agent

    By:_____
    Name: Ron Beneke
    Title: President

PURCHASER: AMERICA FIRST REAL ESTATE PARTNERS, L.P.,
a Delaware limited partnership

By: America First Capital Source I, L.L.C., a Delaware
    limited liability company, its General Partner

    By: America First Companies, L.L.C., its
    Sole Member

    By: _____
    Name: Mark A. Hiatt
    Title: Vice President

C:\MyFiles\BENEKE\LBK Portfolio Sale\Elliot's Crossing Sale\first amend contract of sale.v1.doc

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